UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HEALTHCARE BUSINESS SERVICES GROUPS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

42223X 10 0

(CUSIP Number)

STEPHEN BROCK

5770 EL CAMINO ROAD

LAS VEGAS, NV 89118

(702) 222-9076

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.

  42223X 10 0

|   1  |

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Stephen Brock

---------------------------------------------------------------------------------------------------------------------------------

|   2  |

Check the Appropriate Box if a Member of a Group

                                                                                                                            (a)[ ]

                                                                                                                            (b)[ ]

---------------------------------------------------------------------------------------------------------------------------------

|   3  |

SEC Use Only

---------------------------------------------------------------------------------------------------------------------------------

|   4  |

Source of Funds

OO

---------------------------------------------------------------------------------------------------------------------------------

|   5  |

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                                                                                                                        [ ]

---------------------------------------------------------------------------------------------------------------------------------

|   6  |

Citizenship or Place of Organization

United States

---------------------------------------------------------------------------------------------------------------------------------

| 7 |     Sole Voting Power

Number of

1,555,000

Shares Bene-                 -----------------------------------------------------------------------------------------------------

ficially

| 8 |     Shares Voting Power

Owned by Each

N/A

Reporting                      -----------------------------------------------------------------------------------------------------

Person With

| 9 |     Sole Dispositive Power

1,555,000

---------------------------------------------------------------------------------------------------------------------------------

      | 10 |     Shared Dispositive Power

N/A

---------------------------------------------------------------------------------------------------------------------------------

|  11  |

Aggregate Amount Beneficially Owned by Each Reporting Person

1,555,000

---------------------------------------------------------------------------------------------------------------------------------

|  12  |

Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A

---------------------------------------------------------------------------------------------------------------------------------

|  13  |

Percent of Class Represented by Amount in Row (11)

4.9%

---------------------------------------------------------------------------------------------------------------------------------

|  14  |

Type of Reporting Person

IN

---------------------------------------------------------------------------------------------------------------------------------

Item 1. Security and Issuer

This Schedule 13D relates to the common stock of Healthcare Business Services Groups, Inc., formerly Winfield Financial Group, Inc. (filing through January 13, 2005) (the "Company").  The principal executive offices of the Company are located at 1126 West Foothill Blvd, Suite 105, Upland, California 91786.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Stephen Brock.  Mr. Brock’s business address is 5770 El Camino Road, Las Vegas, Nevada 89118.  Mr. Brock, is the Chief Executive Officer, Secretary, Treasurer and a Director of Public Company Management Corporation, a reporting company.

 (d)-(e)  During the last five years, Mr. Brock: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Brock is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

On April 23, 2004, Stephen Brock, through GoPublicToday.com, Inc., a Nevada corporation, of which Mr. Brock is the President, acquired the right to receive 1,000,000 shares of the Company’s common stock valued at $1.01, or an aggregate of $1,010,000 as consideration for investment advisory services in connection with various corporate transactions, which transactions had the effect of changing control of the Company from Robert Burley and Linda Burley to Chandana Basu, and resulted in a reverse merger of the Company with the following three entities: Healthcare Business Services Groups, Inc., a Delaware corporation, AutoMed Software Corp., a Nevada corporation and Silver Shadow Properties, LLC, a Nevada limited liability company.  GoPublicToday.com, Inc. was a registered investment advisor within the meaning of Rule 13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934 at the time of the acquisition; however, Stephen Brock is deemed to be the beneficial owner of the shares of common stock owned by GoPublicToday.com, Inc.  As a result of this acquisition, Mr. Brock beneficially owned 1,555,000 shares, or 4.9% of the Company’s issued and outstanding common stock after the change in control, consisting of 325,000 shares owned directly by Mr. Brock and 1,230,000 shares owned indirectly by Mr. Brock through GoPublicToday.com, Inc.  Mr. Brock determined his percentage ownership based on the Company’s Form 8-K filed with the SEC on May 17, 2004, which stated that the Company had 31,414,650 shares of common stock issued and outstanding immediately after the change in control.

Item 4. Purpose of Transaction

Mr. Brock acquired the securities of the Company for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Brock planned to purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Brock acquired the securities of the Company on April 23, 2004, as consideration for investment advisory services in connection with various corporate transactions, which transactions had the effect of changing control of the Company as discussed in "Item 3. Source of Amount of Funds or Other Compensation," and resulted in:

(a)

the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)

a reverse merger of the Company;

(c)

a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)

a change in the then present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any then existing vacancies on the board;

(e)

a material change in the then present capitalization or dividend policy of the Company;

(f)

other material changes in the Company’s business or corporate structure; and

(g)

changes in the Company’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

Mr. Brock did not have any plans or proposals which related to or resulted in:

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

any action similar to any of those enumerated in (h) and (i), above.

Item 5. Interest in Securities of the Issuer

(a)

Stephen Brock beneficially owned and aggregate of 1,555,000 shares, or 4.9% of common stock of the Company as of April 23, 2004, consisting of 325,000 shares owned directly by Mr. Brock and 1,230,000 shares owned indirectly by Mr. Brock through GoPublicToday.com, Inc.  Mr. Brock was the President of GoPublicToday.com, Inc. at the time of the acquisition and was deemed to beneficially own the shares owned by GoPublicToday.com, Inc.  Mr. Brock determined his percentage ownership based on the Company’s Form 8-K filed with the SEC on May 17, 2004, which stated that the Company had 31,414,650 shares of common stock issued and outstanding immediately after the change in control.

(b)

Mr. Brock had the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares beneficially owned by Mr. Brock.

(c)

Mr. Brock acquired the common stock as a result of the transactions discussed in Item 3, above.

(d)

No other person had the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares beneficially owned by Mr. Brock.

(e)

Mr. Brock ceased to be the beneficial owner of more than 5% of the common stock of the Company on April 23, 2004.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit 1(1)

Common Stock Purchase Agreement.

Exhibit 2(1)

Addendum to Common Stock Purchase Agreement.

(1)

Filed as Exhibit 2.1and Exhibit 2.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on May 17, 2004, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2005

By:  /s/ Stephen Brock

Stephen Brock